

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Rick Pauls
President and Chief Executive Officer
DiaMedica Therapeutics Inc.
301 Carlson Parkway, Suite 210
Minneapolis, MN 55305

> **Re: DiaMedica Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed March 21, 2024**
> **File No. 333-278146**

Dear Rick Pauls:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amy E. Culbert, Esq.